

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

April 19, 2007

Via Facsimile and U.S. Mail

David J. Vander Zanden
Chief Executive Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

> **Re:** **School Specialty, Inc.**
> **Form 10-K for the fiscal year end April 29, 2006**
> **Filed July 12, 2006**
> **File No. 000-24385**

Dear Mr. Vander Zanden:

We have reviewed your response letter dated April 10, 2007, and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K April 29, 2006

Note 8 – Securitization of Accounts Receivable, page 51

1. Reference is made to your response to comment 2 in our letter dated March 20, 2007. Please do not eliminate the column "Repayments under accounts receivable securitization." Instead, please revise your disclosure to clarify, if true, that the repayments under accounts receivable securitization represent collections made by the company as part of the servicing agreement. In addition, please clarify that these receipts collected on behalf of the conduits are netted with proceeds due from the securitization of your accounts receivable in the consolidated statements of cash flows. In this regard, please confirm to us that a legal right of offset exists, as set forth in FIN 39, with respect to the amounts collected and amounts due the company.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comment and provide any requested information. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna Di Silvio, Review Accountant at (202) 551- 3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief